SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 11-K

Annual Report Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

Commission File Number 000-19517

Title of Plan

THE BON-TON STORES, INC.

RETIREMENT CONTRIBUTION PLAN

Issuer of the securities held pursuant to the Plan

THE BON-TON STORES, INC.

2801 East Market Street

York, Pennsylvania 17402

(717) 757-7660

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

The Bon-Ton Stores, Inc. Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule of Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 23, 2015

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Receivables:
Employer contributions	$1,548,191	$1,523,532
Notes receivable from participants	6,893,280	7,269,945
	8,441,471	8,793,477

Participant-directed investments at fair value	293,122,054	293,426,556
Total Assets	301,563,525	302,220,033

Liabilities
Accrued expenses	409,595	216,976
Total Liabilities	409,595	216,976
Net Assets Available for Benefits at Fair Value	301,153,930	302,003,057

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(320,214)	(204,431)

Net Assets Available for Benefits	$300,833,716	$301,798,626

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Contributions
Employer	$1,548,191	$1,523,532
Participants	18,353,894	18,335,417
Rollovers	487,505	940,520
Total Contributions	20,389,590	20,799,469

Investment Income
Net appreciation in fair value of participant-directed investments	3,060,217	42,448,370
Interest and dividends	9,369,107	4,297,903
Net Investment Income	12,429,324	46,746,273

Benefit Payments and Withdrawals	(32,966,900)	(37,831,691)
Administrative Expenses	(816,924)	(845,048)
Net (Decrease) Increase	(964,910)	28,869,003

Net Assets Available for Benefits - Beginning of Year	301,798,626	272,929,623
Net Assets Available for Benefits - End of Year	$300,833,716	$301,798,626

See accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 - Description of Plan

The following brief description of The Bon-Ton Stores, Inc. Retirement Contribution Plan, hereafter referred to as the “Plan,” is provided solely for general information purposes.  Participants should refer to the Plan document for more complete information.

General

The Plan is a contributory defined contribution plan covering substantially all employees of the following subsidiaries of The Bon-Ton Stores, Inc. (the “Company”):  The Bon-Ton Department Stores, Inc. (the Plan sponsor and administrator); McRIL, LLC; Carson Pirie Scott II, Inc.; and Bon-Ton Distribution, Inc.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation

Employees who are at least eighteen years of age may participate in the Plan.  Benefit-status employees are permitted to make participant contributions to the Plan commencing on the first day of the month following completion of three full months of benefit status service.  Non-benefit status employees are permitted to make participant contributions to the Plan commencing on the first day of the month following completion of one full year of service and 1,000 service hours; if such employees do not achieve 1,000 hours within the first year of employment, they may commence participant contributions to the Plan on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date.  The Plan has an automatic-enrollment feature in which an employee who has not deferred at least 1% of his or her compensation shall be deemed to have elected a salary deferral in an amount equal to 3% of his or her pre-tax compensation unless the employee makes an election to the contrary within such time period as established by the Plan administrator.  The Plan also provides for an annual deferral rate escalator in connection with employee annual performance reviews and merit salary increases.  Employees deferring between 1% and 5% have their annual salary deferral increased by 1%, up to a maximum of 6%, unless they make an election to the contrary.  The Plan also provides a triennial automatic deemed deferral election of 3% of an eligible participant’s total eligible compensation in conjunction with his or her annual merit increase related to the performance review process if the participant is not deferring at least 1% of his or her compensation.  Highly compensated employees (discussed below in ‘Participant Contributions’) are excluded from the provisions of the annual deferral rate escalator and the triennial automatic deemed deferral election.

All participating employees are eligible for the Plan’s discretionary contributions (which include (1) base employer matching contributions, (2) additional employer matching contributions and (3) retirement contributions) on the first day of the month following completion of one full year of service and 1,000 service hours.  If employees do not achieve 1,000 hours after a full year of employment, they will be eligible for the Plan’s employer matching contributions and retirement contributions on the first day of the Plan year (January 1) following completion of 1,000 service hours.

Service Rules

Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

Notes to Financial Statements

December 31, 2014 and 2013

Participant Contributions

Eligible employees may elect to make basic contributions from 1% to 50% of their compensation.  The Plan has additional limitations on pre-tax contributions for highly compensated participants.  For the Plan years 2014 and 2013, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $115,000 for each of 2013 and 2012.  All participant contributions are subject to certain limitations dictated by the Internal Revenue Code (“IRC”).

Employer Contributions

The Plan’s discretionary employer matching and retirement contributions are made subsequent to the close of the Company’s fiscal year.  Contributions are paid to the designated trustee/custodian and recordkeeper of the Plan, Wells Fargo Bank, N.A., and are subject to certain limitations as dictated by the IRC.  Participants must meet certain eligibility requirements to receive an allocation of the Plan’s employer matching and retirement contributions.

Base and additional employer matching contributions are made only on participant pre-tax salary deferrals up to 6% of annual compensation.  For each of the Plan years ended December 31, 2014 and 2013, the Company’s base employer matching contribution, determined based upon years of service, was 10% of eligible pre-tax salary deferrals for participants with 1-4.9 years of service, 11% for participants with 5-14.9 years of service, 13% for participants with 15-24.9 years of service and 16% for participants with 25 or more years of service. The Company made no additional employer matching contributions to the Plan for the Plan years ended December 31, 2014 and 2013.

Retirement contributions are allocated based upon an eligible participant’s compensation using the ratio which the participant’s compensation for the Plan year plus the participant’s compensation in excess of 40% of the Social Security Taxable Wage Base for the Plan year bears to the total compensation for the Plan year of all eligible participants.  The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant’s compensation for the Plan year plus the participant’s compensation over 40% of the Social Security Taxable Wage Base for the Plan year rounded to the nearest $100.  The Company made no retirement contribution to the Plan for the Plan years ended December 31, 2014 and 2013.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation, if any, of:  (a) the employer’s contributions, (b) earnings or losses on participant elected investments (including unrealized appreciation or depreciation of investments), (c) a prorated portion of investment revenues received from investment companies by the recordkeeper of the Plan on behalf of the Plan pursuant to a revenue reimbursement agreement, (d) a prorated portion of the balance in the forfeiture suspense account, which contains forfeitures of the non-vested portion of terminated participants’ accounts and is considered employer contributions, and (e) a prorated portion of the balance of unexpended asset-based fees.  Each participant’s account is charged a 36 basis-point asset-based annual fee; these fees are accumulated in a Plan Expense Reimbursement Account (“PERA”) to pay Plan expenses.

Notes to Financial Statements

December 31, 2014 and 2013

Allocations of Plan earnings or losses are based on participants’ account balances during the valuation period.  Fees relating to early redemption and investment advice are charged to the accounts of those participants incurring such transactions or seeking such services and are included in benefit payments and withdrawals in the statements of changes in net assets available for benefits.  Other administrative expenses charged to the Plan are allocated based on participants’ account balances.  Investment revenues and unexpended asset-based fees collected are allocated to participant accounts on a pro-rata basis as of the date of allocation.  Forfeitures allocated to participant accounts are allocated on the same basis as employer matching contributions.

The unallocated forfeiture balances as of December 31, 2014 and 2013 were approximately $64,000 and $92,000, respectively.  For the 2014 and 2013 Plan years, approximately $31,000 and $63,000, respectively, of forfeitures were used to reduce employer contributions.  The unexpended asset-based fee balances as of December 31, 2014 and 2013 were approximately $736,000 and $390,000, respectively.  These unexpended amounts are included in the participant-directed investment balances reported in the statements of net assets available for benefits for each respective year.  (See ‘Administrative Expenses’ within Note 2 for further detail regarding the use of these funds for payment of Plan expenses.) During the 2014 Plan year, there were no unexpended asset-based fees credited to participant accounts.  During the 2013 Plan year, approximately $7,000 of unexpended investment revenues were credited to participant accounts; there was no similar crediting of unexpended asset-based fees during the period.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of a participant’s account.

Participant-Directed Investments

Investment of the participants’ and the Company’s contributions, both matching and retirement, are allocated at the direction of the participant.  If the participant fails to provide such direction, all contributions are automatically invested in the Target Date fund appropriate for the participant’s expected age of retirement (age 65).

Vesting

Participants are fully vested as to their own contributions and earnings or losses thereon.  With regard to employer matching contributions and earnings or losses thereon, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service.  For Plan years beginning on or after January 1, 2007, retirement contributions cliff vest, with 100% vesting after three years of service.  For Plan years beginning on or before January 1, 2006, retirement contributions cliff vest, with 100% vesting after five years of service.

Notes Receivable from Participants

Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance.  Participants may only have two loans outstanding at any time, with total borrowings limited to $50,000.  In no event can the participant borrow less than $1,000.

Loans are for a period not to exceed five years and bear a reasonable rate of interest.  Loans are considered in default at the end of a quarter following the quarter in which a participant fails to make timely payments.  Interest will continue to accrue on the outstanding loan balance.  In the event of default, outstanding participant loan balances are reported as taxable

Notes to Financial Statements

December 31, 2014 and 2013

distributions to the participant.  The outstanding defaulted loan amount may be repaid to the Plan on an after-tax basis.  Certain participant loans rolled over from the Saks Incorporated (“Saks”) 401(k) Plan (effective March 5, 2006 upon completion of the Company’s acquisition of the Northern Department Store Group from Saks) and the Belk, Inc. (“Belk”) 401(k) Plan (effective October 29, 2006 upon completion of the Company’s purchase of assets in connection with four Parisian department stores from Belk) have longer repayment periods as these loans were used to acquire a principal residence.  Participant notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments

Participants may withdraw pre-tax contributions at any time after age 59½ or at any time for economic hardship, as defined by the Plan.  After-tax employee or rollover contributions may be withdrawn at any time.

Upon termination of employment, participants are entitled to receive the entire vested portion of their account balance.  Participants with a vested account balance that exceeds $1,000 may elect to have their vested account balance distributed, provided the distribution is made in a manner consistent with and satisfies all notice and consent requirements of the IRC.  Unless otherwise elected, participants with a vested account balance not exceeding $1,000 will receive a distribution of their vested account balance, paid in a single lump sum, regardless of whether they consent to receive said distribution.

In the event of disability of a participant before termination of employment, the entirety of a participant’s account becomes 100% vested.  In the event of death of a participant before termination of employment, the entirety of a participant’s account becomes 100% vested and is fully distributed to a beneficiary as defined.  Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Fully Benefit-Responsive Investment Contracts

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting — Defined Contribution Pension Plans (“ASC 962”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts through a collective trust.  As required by ASC 962, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment

Notes to Financial Statements

December 31, 2014 and 2013

contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

At December 31, 2014 and 2013, the Plan’s investments in the Union Bond & Trust Company Morley Stable Value Fund include fully benefit-responsive investments stated at fair value.  Contract value is equal to principle balance plus accrued interest.  The average yield and interest crediting rates were 1.46% and 1.41%, respectively, in 2014 and 1.25% and 1.17%, respectively, in 2013.  Fully benefit-responsive investment contracts in which the Plan invests provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero, the shortfall required to maintain the interest crediting rate at zero will be paid by the issuers of the contract.  This ensures that participants’ principal and accrued interest is protected.  Key factors that influence future interest crediting rates for a fully benefit-responsive investment contract include (1) the level of market interest rates, (2) the amount and timing of participant contributions, transfers and withdrawals, (3) the returns generated by the investments, typically bonds, that back the contract and (4) the duration of the underlying investments backing the contract.  Interest crediting rates are typically reset on a monthly basis.

Certain events, if material, may limit the ability of the Plan to transact at contract value with the issuer.  Such events include Plan termination or premature termination of the contracts by the Plan.  Management of the Plan does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

There are limited circumstances under which the issuer of the contract may unilaterally terminate the contract.  Such events include short notice of the Plan’s loss of its qualified status or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the issuer could terminate the contract at the fair value of the underlying investments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results may differ from those estimates.

Participant-Directed Investments

Participants have the option to invest their contributions and employer contributions in various investments.

Until December 1, 2014, participants could elect to invest in a self-managed account.  This investment option allowed participants to invest their funds into most securities available on the open market for certain additional fees associated with the self-management.  On June 18, 2014, participants were notified that the account would be frozen to new investments as of August 1, 2014 and that participants with assets in the self-managed account who did not transfer their account holdings out of the account prior to December 1, 2014 would have their holdings automatically sold and invested in the age based Target Retirement SSgA Fund based on their date of birth and a retirement age of 65. As of December 1, 2014, there were no remaining investments in self-managed accounts.

Notes to Financial Statements

December 31, 2014 and 2013

The Plan’s investments are stated at fair value.  Refer to Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis and is included in the investment balance.  Dividends are recorded on the ex-dividend date.  Realized gains and losses are recorded using the average cost method.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets.  Administrative expenses are recorded when incurred.  Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents and recordkeepers as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

As discussed in ‘Participant Accounts’ within Note 1, participants are charged a 36 basis-point asset-based annual fee, which is accumulated in the PERA and used to pay Plan expenses.  The PERA agreement provides that fees collected are to be used for payment of Plan expenses within a maximum two-year period of availability, after which time unexpended amounts are required to be distributed to participant accounts.  During the 2014 and 2013 Plan years, approximately $624,000 and $734,000, respectively, of asset-based fees collected in the Plan were used to pay administrative expenses.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Note 3 - Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value and establishes a framework for measuring fair value.  ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value.  Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs based on the Plan’s own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Notes to Financial Statements

December 31, 2014 and 2013

The following is a description of valuation methodologies used for fair value measurement of the Plan’s participant-directed investments:

•            Mutual funds — Valued at the net asset value, based on quoted prices, of shares held by the Plan at year-end.

•            Common/collective funds — Valued at the net value of participation units held by the Plan at year-end.  The value of these units is determined by the trustee of the Plan based on the current market values of the underlying assets of the common/collective fund as based on information reported by the investment advisor using the audited financial statements of the respective common/collective fund at year-end.  Participant transactions (purchases and sales) may occur daily.  (Further information regarding the common/collective funds may be obtained from their audited financial statements.)

•            Common stock fund — Refer to Note 5 for a description of the valuation methodology.

•            Self-directed brokerage accounts — Fair value is based on the underlying investments, principally common stocks and mutual funds of the participant’s choosing.

There have been no significant changes in the valuation methodologies used during the years ended December 31, 2014 and 2013.

The valuation methods described above may generate a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While management of the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

Notes to Financial Statements

December 31, 2014 and 2013

The following table presents by level, within the fair value hierarchy, the Plan’s participant-directed investments at fair value as of December 31, 2014:

	Participant-Directed Investments at Fair Value
	as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced fund	$18,306,360	$—	$—	$18,306,360
Blend funds	36,197,122	—	—	36,197,122
Fixed income funds	20,159,168	—	—	20,159,168
Growth fund	37,243,125	—	—	37,243,125
Value fund	18,632,551	—	—	18,632,551
Common/collective funds:
Index fund	—	22,966,605	—	22,966,605
Lifecycle funds	—	102,500,954	—	102,500,954
Stable value fund	—	34,455,383	—	34,455,383
Common stock fund	2,660,786	—	—	2,660,786

Total participant-directed investments at fair value	$133,199,112	$159,922,942	$—	$293,122,054

Notes to Financial Statements

December 31, 2014 and 2013

The following table presents by level, within the fair value hierarchy, the Plan’s participant-directed investments at fair value as of December 31, 2013:

	Participant-Directed Investments at Fair Value
	as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced fund	$17,309,894	$—	$—	$17,309,894
Blend funds	53,613,065	—	—	53,613,065
Fixed income funds	19,816,104	—	—	19,816,104
Growth fund	23,098,348	—	—	23,098,348
Value fund	17,652,423	—	—	17,652,423
Common/collective funds:
Index fund	—	21,126,779	—	21,126,779
Lifecycle funds	—	95,469,295	—	95,469,295
Stable value fund	—	36,913,678	—	36,913,678
Common stock fund	8,273,956	—	—	8,273,956
Self-directed brokerage accounts	153,014	—	—	153,014

Total participant-directed investments at fair value	$139,916,804	$153,509,752	$—	$293,426,556

Notes to Financial Statements

December 31, 2014 and 2013

Note 4 — Participant-Directed Investments

The following participant-directed investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2014	2013
Morley Stable Value Fund:
At Fair Value	$34,455,383	$36,913,678
At Contract Value	34,135,169	36,709,247

SSgA Target Maturity Fund 2020	35,932,745	33,112,070

SSgA Target Maturity Fund 2030	29,471,130	27,638,734

Ridgeworth Small Cap Value Equity	22,887,186	25,489,975

Mainstay Large Cap Growth	24,108,573	23,098,348

SSgA S&P 500 Index Fund	22,966,605	21,126,779

SSgA Target Maturity Fund 2040	20,114,061	18,628,448

Allianz NFJ Dividend Value	18,632,551	17,652,423

American Funds Balanced Fund	18,306,360	17,309,894

The net appreciation in fair value of participant-directed investments consists of the following for the years ended December 31:

	2014	2013
Mutual funds	$(2,101,988)	$20,002,205
Common/collective funds	9,138,653	19,354,015
Common stock fund	(3,985,889)	3,063,947
Self-directed brokerage accounts	9,441	28,203

Net appreciation in fair value of participant-directed investments	$3,060,217	$42,448,370

Notes to Financial Statements

December 31, 2014 and 2013

Note 5 - Related Party Transactions

The Plan previously provided participants the election of an investment in The Bon-Ton Stores, Inc.’s common stock through a unitized Company stock fund.  Effective December 3, 2012, the unitized Company stock fund was permanently closed to transfers or contributions to the fund.

As of December 31, 2014, the Plan held 414,373 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $6.42.  As of December 31, 2013, the Plan held 602,063 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $13.74.  Units held as of December 31, 2014 and 2013 were equivalent to 359,080 and 509,480 shares of The Bon-Ton Stores, Inc. common stock, respectively.  Assets held in this fund are expressed in terms of units and not shares of stock.  Each unit represents a proportionate interest in all of the assets of this fund.  The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value.  The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of The Bon-Ton Stores, Inc. common stock, reinvested dividends and interest earned on a percentage of the fund’s market value held in a money market fund.  As of December 31, 2014 and 2013, The Bon-Ton Stores, Inc. common stock fund had a market value of $2,660,786 and $8,273,956, respectively, invested in the unitized Company stock fund.

Dividends received by the Plan for units of The Bon-Ton Stores, Inc. common stock fund totaled $83,482 and $86,525 for the years ended December 31, 2014 and 2013, respectively.

In addition, the Plan issues loans to participants, which are secured by balances in the respective participant accounts.

The above related transactions qualify as party-in-interest transactions.  All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

Note 6 - Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7 - Income Tax Status

The Plan obtained its latest determination letter on July 6, 2010, indicating that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a).  The Plan’s management believes that subsequent amendments have not affected the Plan’s qualifications and that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (“IRS”).  As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2014 and 2013 there are no uncertain tax positions taken or expected to be taken that would require

Notes to Financial Statements

December 31, 2014 and 2013

recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.  The Plan administrator has received notification from the IRS that it has completed its reviews such that the Plan is no longer subject to income tax examination for years prior to 2011.

Note 8 - Reconciliation of Financial Statements

The following is a reconciliation of total assets on the financial statements to the Form 5500 as of December 31:

	2014	2013

Total assets on the financial statements	$301,563,525	$302,220,033
Adjustment from fair value to contract value	(320,214)	(204,431)

Total assets on the Form 5500	$301,243,311	$302,015,602

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Employer Identification Number:  23-1269309

Plan Number:  003

Form 5500-Schedule H-Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ($)	(e) Current Value ($)

*	Bon-Ton Stores, Inc. Common Stock Fund	Common Stock Fund - Common Stock	N/A	2,660,786
	Union Bond & Trust Company Morley Stable Value Fund - Contract Value	Common/Collective Fund	N/A	34,135,169	**
	SSgA S&P 500 Index Fund	Common/Collective Fund	N/A	22,966,605
	SSgA Target Maturity Fund 2010	Common/Collective Fund	N/A	9,878,429
	SSgA Target Maturity Fund 2015	Common/Collective Fund	N/A	240
	SSgA Target Maturity Fund 2020	Common/Collective Fund	N/A	35,932,745
	SSgA Target Maturity Fund 2025	Common/Collective Fund	N/A	32,441
	SSgA Target Maturity Fund 2030	Common/Collective Fund	N/A	29,471,130
	SSgA Target Maturity Fund 2035	Common/Collective Fund	N/A	11,982
	SSgA Target Maturity Fund 2040	Common/Collective Fund	N/A	20,114,061
	SSgA Target Maturity Fund 2045	Common/Collective Fund	N/A	293
	SSgA Target Maturity Fund 2050	Common/Collective Fund	N/A	5,576,519
	SSgA Target Maturity Fund 2055	Common/Collective Fund	N/A	14,032
	Target Maturity Fund Lifetime Income	Common/Collective Fund	N/A	1,469,082
*	Participant Loans	Interest Rates Ranging from 4.25% to 9.25%	0	6,893,280
	Allianz NFJ Dividend Value	Mutual Fund	N/A	18,632,551
	American Funds Balanced Fund	Mutual Fund	N/A	18,306,360
	American Funds EuroPacific	Mutual Fund	N/A	13,134,552
	Mainstay Large Cap Growth	Mutual Fund	N/A	24,108,573
	PIMCO Total Return Admin Fund	Mutual Fund	N/A	13,533,625
	Ridgeworth Small Cap Value Equity	Mutual Fund	N/A	22,887,186
	Vanguard Extended Market Index	Mutual Fund	N/A	6,800,668
	Vanguard Total Bond Market Index	Mutual Fund	N/A	6,625,543
	Vanguard Total International Stock	Mutual Fund	N/A	6,509,268

		Total Investments		299,695,120

*                                   Represents a party-in-interest investment.

**                            Union Bond & Trust Company Morley Stable Value Fund fair value is $34,455,383.

N/A                    Historical cost has not been presented, as this investment is participant directed under an individual account plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Bon-Ton Stores, Inc. Retirement Contribution Plan

By:	The Bon-Ton Department Stores, Inc.
Plan Administrator

By:	/s/ Paul A. Cortese
Paul A. Cortese
Senior Vice President—Compensation, Benefits and HRIS

Date:  June 23, 2015

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of KPMG LLP